March 27, 2009


Via Edgar

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Buffalo Wild Wings, Inc. - File No. 0-24743, CIK 1062449 - Preliminary Proxy Materials

Ladies/Gentlemen:

Enclosed for filing herewith pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 are preliminary copies of the Notice of Annual Meeting, Proxy Statement and Proxy relating to the Annual Meeting of Shareholders of Buffalo Wild Wings, Inc. to be held on May 21, 2009.

We anticipate sending the definitive proxy material to shareholders on or about April 20, 2009, which definitive material will be filed with the Securities and Exchange Commission at the same time.

If you have any questions or comments, please contact the undersigned.

Very truly yours,

/s/ James M. Schmidt
James M. Schmidt
Executive Vice President, General Counsel
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416
Telephone: (952) 593-9943
Fax:  (952) 818-3672

Enclosures